Exhibit 4.6

[Unofficial English Translation from Hebrew]

February 27, 2014

To:

Mr. Isaac Israel, CEO
Kitov Pharmaceutical Holdings Ltd

Dear Sir,

Re: Kitov Pharmaceutical Holdings – Commissions

Further to our meeting dated February 19, 2014, attached herewith is the proposal of Clal Finance Underwriting Ltd. for service commissions related to the share issue of Kitov Pharmaceutical Holdings Ltd. (hereinafter: the "Company"):

The share issue shall consist of two stages:

Stage I – an issue of shares only, as a uniform offering (hereinafter: the "Share Issue") pursuant to the prospectus published by the Company on February 24, 2014 (hereinafter: the "Prospectus").

Stage II – a rights issue, for no consideration, of warrants exercisable into Company shares (hereinafter: the "Rights Issue").

As part of the Share Issue as a uniform offering, the Company shall announce its intention to execute the Rights Issue as foregoing.

Commissions

Management and distribution commission –

-	In case the price per share in the Share Issue is less than 70 agorot – a commission at the rate of 5% of the gross capital raised in the Share Issue (excluding actual investment by Company interested parties who purchase shares as part of the Share Issue, up to a total amount not exceeding NIS 4 million, for which such commission shall not be paid).

-	In case the price per share in the Share Issue is equal to or greater than 70 agorot, but less than 100 agorot – a commission at the rate of 7% of the gross capital raised in the Share Issue (excluding actual investment by Company interested parties, who purchase shares as part of the Share Issue, up to a total amount not exceeding NIS 4 million, for which such commission shall not be paid).

-	In case the price per share in the Share Issue is equal to or greater than 100 agorot – a commission at the rate of 8% of the gross capital raised in the Share Issue (excluding actual investment by Company interested parties, who purchase shares as part of the Share Issue, up to a total amount not exceeding NIS 4 million, for which such commission shall not be paid).

Allocation of Warrants –

Immediately after the completion of the Rights Issue, the Company shall allocate to Clal Finance Underwriting, in a private placement for no consideration, warrants of the type issued and listed for trade as part of the Rights Issue, as detailed below:

-	In case the price per share in the Share Issue is less than 100 agorot – the Company shall allocate to Clal Finance Underwriting such number ofwarrants equal to 5% of the number of all shares issued in the Share Issue.

-	In case the price per share in the Share Issue is equal to or greater than 100 agorot – the Company shall allocate to Clal Finance Underwriting such number ofwarrants equal to 7.5% of the number of all shares issued in the Share Issue.

-	In case that in the Rights Issue, more than one series of warrants is issued, then the Warranats issued to Clal Finance Underwriting as detailed above shall be of the series with the higher lack & Scholes value of the issued series.

-	The allocation of the Warrants as foregoing is subject to the approval of the Tel Aviv Stock Exchange Ltd. (hereinafter: the "Stock Exchange"). In case that for some legal reason it is impossible to allocate the Warrants within 30 days of the date of the Rights Issue (hereinafter: the "Warrant Allocation Period"), the Company shall pay Clal Finance Underwriting, on that date, an amount equal to the value of the Warrants at the weighted average price of the Warrants in the Stock Market during the last 10 trading days of the Warrant Fee Payment by the Company to Clal Finance Underwriting shall constitute a suitable alternative to the allocation of the Warrant Certificates as foregoing and upon the performance of such payment, Clal Finance Underwriting shall have no demand, claim or suit against the Company.

-	In case that for any reason the Rights Issue is not executed within a six-month period following the date of completion of the Share Issue (hereinafter: the "Deadline for the Rights Issue"), Clal Finance Underwriting shall be allocated, within 30 days of the Deadline for the Rights Issue, in a private placement, non-negotiable warrants exercisable into Company ordinary shares, subject to the Stock Exchange's approval of the listing for trade of the shares resulting from the exercise of the options, at an exercise price equal to 125% of the weighted average price of the Company's shares in the Stock Exchange during the ten trading days following the issue (hereinafter: the "Non-Negotiable Warrants"). The Non-Negotiable Warrants shall be exercisable from time to time, in whole or part, and shall also be transferrable to third parties. The exercise period of the Non-Negotiable Warrants, if any are issued, shall be 14 months from the date of their allocation. The Warrants shall be adjusted in cases of a rights issue, distribution of a dividend, bonus shares, etc.

VAT as legally required will be added to all of the above amounts.

The distribution of commissions between distributors, insofar as additional distributors are added to the issue, shall be determined by Clal Finance Underwriting with the Company's advance approval and coordination.

Clal Finance Underwriting shall be allowed, at its sole discretion, but with the Company's advance approval and coordination, to pay commissions to third parties that are competent to serve as distributors pursuant to the provisions of the Securities Regulations (Underwriting), 5767 – 2007, for consultation for the issue and assistance in marketing the securities in the issue (hereinafter: the "Additional Distributors"), out of the commission amounts to which it is entitled as detailed above, as long as these amounts are not paid to the end buyer of a security under the issue.

Coordination Commission

An amount of NIS 25 thousand to Bank of Jerusalem Ltd. which shall coordinate the Share Issue.

Abstaining from Arrangements

Clal Finance Underwriting undertakes to abstain from making arrangements that are not stated in the prospectus in connection with the Securities Offer under the Prospectus, their marketing or their public distribution, and undertakes to avoid granting buyers of the securities under the prospectus the right to sell the securities bought by them, beyond the specifications of the Prospectus. Clal Finance Underwriting shall ensure it receives the obligation of the Additional Distributors to this undertaking.

Please confirm your approval to the foregoing below. This letter voids any previous agreement or document signed between the parties in connection with the distribution of the Company's securities under the Prospectus.

Sincerely,
/s/ Yehonatan Cohen
Yehonatan Cohen, CEO
Clal Finance Underwriting Ltd.

We hereby approve the foregoing and undertake to comply with it.

/s/ Simcha Rock

Kitov Pharmaceutical Holdings Ltd.